                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                             AMERISTEEL CORPORATION
                             ----------------------
                                (Name of Issuer)


                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)


                                  03071V 10 9
                                  -----------
                                 (CUSIP Number)


                                December 29, 1999
                                ---------------
            (Date of Event which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                 [ ]   Rule 13d-1(b)

                 [X]   Rule 13d-1(c)

                 [ ]   Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).







                              (Page 1 of 7 Pages)


                                                           SCHEDULE 13G

---------------------------------------------------                             ---------------------------------------------------
CUSIP NO. 03071V 10 9                                                           PAGE       2           OF          7         PAGES
          ------------                                                               -----------------    ------------------
---------------------------------------------------                             ---------------------------------------------------

----------- -----------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

               PHILLIP E. CASEY 1999 IRREVOCABLE TRUST

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

----------- -----------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)                                          (a)  [ ]
                                                                                                                          (b)  [ ]

----------- -----------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------- -----------------------------------------------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
------------------------- ------- -------------------------------------------------------------------------------------------------
                            5     SOLE VOTING POWER

                                       -0-
                          ------- -------------------------------------------------------------------------------------------------
                            6     SHARED VOTING POWER
   NUMBER OF SHARES
     BENEFICIALLY                      844,192
    OWNED BY EACH         ------- -------------------------------------------------------------------------------------------------
   REPORTING PERSON         7      SOLE DISPOSITIVE POWER
         WITH
                                       -0-
                          ------- -------------------------------------------------------------------------------------------------
                            8     SHARED DISPOSITIVE POWER

                                       844,192
----------- -----------------------------------------------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               844,192
----------- -----------------------------------------------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)                                                                                                 [ ]


----------- -----------------------------------------------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               7.97 %
----------- -----------------------------------------------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               OO
----------- -----------------------------------------------------------------------------------------------------------------------



                                                           SCHEDULE 13G

---------------------------------------------------                             ---------------------------------------------------
CUSIP NO. 03071V 10 9                                                           PAGE       3           OF          7         PAGES
          ------------                                                               -----------------    ------------------
---------------------------------------------------                            ---------------------------------------------------

----------- -----------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

               DANIEL F. LINDLEY AS TRUSTEE OF THE PHILLIP E. CASEY 1999 IRREVOCABLE TRUST

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

----------- -----------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)                                            (a) [ ]
                                                                                                                            (b) [ ]

----------- -----------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY


----------- -----------------------------------------------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
------------------------- ------- -------------------------------------------------------------------------------------------------
                            5     SOLE VOTING POWER

                                     -0-
                          ------- -------------------------------------------------------------------------------------------------
                            6     SHARED VOTING POWER
    NUMBER OF SHARES
      BENEFICIALLY                   844,192
     OWNED BY EACH        ------- -------------------------------------------------------------------------------------------------
    REPORTING PERSON        7     SOLE DISPOSITIVE POWER
          WITH
                                     -0-
                          ------- -------------------------------------------------------------------------------------------------
                            8     SHARED DISPOSITIVE POWER

                                     844,192
----------- -----------------------------------------------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               844,192
----------- -----------------------------------------------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)                                                                                                  [ ]


----------- -----------------------------------------------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               7.97 %
----------- -----------------------------------------------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               OO
----------- -----------------------------------------------------------------------------------------------------------------------



                                                           SCHEDULE 13G

---------------------------------------------------                             ---------------------------------------------------
CUSIP NO. 03071V 10 9                                                           PAGE       4           OF          7         PAGES
          ------------                                                               -----------------    ------------------
---------------------------------------------------                             ---------------------------------------------------

----------- -----------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

               PHILLIP E. CASEY

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

----------- -----------------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)                                           (a) [ ]
                                                                                                                           (b) [ ]

----------- -----------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY


----------- -----------------------------------------------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
------------------------- ------- -------------------------------------------------------------------------------------------------
                            5     SOLE VOTING POWER

                                     -0-
                          ------- -------------------------------------------------------------------------------------------------
  NUMBER OF SHARES          6     SHARED VOTING POWER
    BENEFICIALLY
   OWNED BY EACH                     844,192
  REPORTING PERSON        ------- -------------------------------------------------------------------------------------------------
        WITH                7     SOLE DISPOSITIVE POWER

                                     -0-
                          ------- -------------------------------------------------------------------------------------------------
                            8     SHARED DISPOSITIVE POWER

                                     844,192
----------- -----------------------------------------------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               844,192
----------- -----------------------------------------------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)                                                                                                  [ ]


----------- -----------------------------------------------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               7.97 %

----------- -----------------------------------------------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               IN
----------- -----------------------------------------------------------------------------------------------------------------------


SCHEDULE 13G                                                   PAGE 5 OF 7 PAGES
--------------------------------------------------------------------------------

ITEM 1(a). Name of Issuer:

           AmeriSteel Corporation


ITEM 1(b). Address of Issuer's Principal Executive Offices:

           5100 West Lemon Street, Suite 312, Tampa, Florida 33609.


ITEM 2(a). Name of Person Filing:

           (1) Phillip E. Casey 1999 Irrevocable Trust
           (2) Daniel F. Lindley as Trustee of the Phillip E. Casey 1999 Irrevocable Trust
           (3) Phillip E. Casey


ITEM 2(b). Address of Principal Business Office or, if None, Residence:

           (1) 1201 Market Street, Wilmington, Delaware 19801
           (2) 1201 Market Street, Wilmington, Delaware 19801
           (3) 5100 West Lemon Street, Suite 312, Tampa, Florida 33609


ITEM 2(c). Citizenship:

           (1) Delaware Trust
           (2) U.S.A.
           (3) U.S.A.


ITEM 2(d). Title of Class of Securities:

           Class A Common Stock


ITEM 2(e). CUSIP Number:

           03071V 10 9


ITEM 3.    (1) If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]
           (2) If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]
           (3) If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

SCHEDULE 13G                                                   PAGE 6 OF 7 PAGES
--------------------------------------------------------------------------------

ITEM 4. OWNERSHIP.

        (1) Reference is made to Items 5-11 on page 2 of this Schedule 13G
        (2) Reference is made to Items 5-11 on page 3 of this Schedule 13G
        (3) Reference is made to Items 5-11 on page 4 of this Schedule 13G

        On December 21, 1999, Phillip E. Casey, the Chief Executive Officer and a director of the Issuer, created the Phillip E. Casey 1999 Irrevocable Trust. On December 29, 1999, Mr. Casey contributed 844,192 shares of the Class A Common Stock to the Irrevocable Trust.

        Daniel F. Lindley, as sole trustee of the Phillip E. Casey 1999 Irrevocable Trust, has sole voting power and dispositive power over the shares of Class A Common Stock during the term of the Irrevocable Trust. However, under the provision of the Irrevocable Trust Agreement, the Irrevocable Trust automatically terminates sixty days from the date of its formation. Upon the termination of the Irrevocable Trust, all of the assets of the Irrevocable Trust will be distributed to Phillip E. Casey. Because Mr. Casey will reacquire ownership of the shares of Class A Common Stock held by the Irrevocable Trust within 60 days, Mr. Casey is deemed to be the beneficial owner of such shares pursuant to Rule 13d-3(d)(1)(i) and is shown as having shared voting and dispositive power as a result thereof.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Not applicable.


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Phillip E. Casey is the sole beneficiary of the Phillip E. Casey 1999 Irrevocable Trust. Under the terms of the Irrevocable Trust Agreement, Phillip
E. Casey, as the beneficiary of the Irrevocable Trust, has the right to receive the net income of the trust which is required to be distributed in convenient installments, but in no event less frequently than on a quarterly basis. As a result, Phillip E. Casey has a right to receive any dividends that may be paid on the shares of Class A Common Stock held by the trust and a right to receive any income received by the trust upon the sale of shares of Class A Common Stock. For additional information see Item 4 - Ownership.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

SCHEDULE 13G                                                   PAGE 7 OF 7 PAGES
--------------------------------------------------------------------------------

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 25, 2000

                                         PHILLIP E. CASEY 1999 IRREVOCABLE TRUST


                                         By: /s/ Daniel F. Lindley
                                         ---------------------------------------
                                                 Daniel F. Lindley, Trustee


                                             /s/ Daniel F. Lindley
                                         ---------------------------------------
                                                 Daniel F. Lindley, Trustee


                                             /s/ Phillip E. Casey
                                         ---------------------------------------
                                                 Phillip E. Casey

                             JOINT FILING AGREEMENT

         The undersigned hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to regulation 13D-G under the Securities Exchange Act of 1934.

         It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

         It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.

Dated: January 25, 2000

                                         PHILLIP E. CASEY 1999 IRREVOCABLE TRUST


                                         By: /s/ Daniel F. Lindley
                                         ---------------------------------------
                                         Daniel F. Lindley, Trustee


                                         /s/ Daniel F. Lindley
                                         ---------------------------------------
                                         Daniel F. Lindley, Trustee


                                         /s/ Phillip E. Casey
                                         ---------------------------------------
                                         Phillip E. Casey